August 23, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Springwater Special Situations Corp. Registration Statement on Form S-1 (File No. 333-254088)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Springwater Special Situations Corp. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No.333-254088) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective on August 25, 2021 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EarlyBirdCapital, Inc.

By:	/s/ Mike Powell
Name: Mike Powell
Title: Senior Managing Director